Exhibit 99.1

Part C:

Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Contents		Page

Review Report		2

Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)
Condensed Consolidated Interim Statements of Financial Position		3
Condensed Consolidated Interim Statements of Income		5
Condensed Consolidated Interim Statements of Comprehensive Income		5
Condensed Consolidated Interim Statements of Changes in Equity		6
Condensed Consolidated Interim Statements of Cash Flows		7
Notes to the Condensed Consolidated Interim Financial Statements
1	General	8
2	Basis of Preparation	8
3	Reporting Principles and Accounting Policy	8
4	Group Entities	9
5	Impairment	9
6	Income Tax	10
7	Employee Benefits	10
8	Contingent Liabilities	11
9	Equity	12
10	Revenue	13
11	General and Operating Expenses	13
12	Other Operating Expenses (Income), Net	14
13	Financial Instruments	15
14	Segment Reporting	16
15	Condensed Financial Statements of Pelephone, Bezeq International, and DBS	20
16	Subsequent Material Events	23

Somekh Chaikin

8 Hartum Street, Har Hotzvim

PO Box 212

Jerusalem 9100102, Israel

+972 2 531 2000

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of March 31, 2019 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1 % of the total consolidated assets as of March 31, 2019, and whose revenues constitute 1% of the total consolidated revenues for the three month period then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to Note 1.2 which refers to Note 1.2 to the annual consolidated financial statements, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect to transactions related to the former controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and as mentioned in that note regarding the joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433 and to the publication of the Attorney General’s decision, by which he is considering charging the former controlling shareholder with criminal charges. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their results on the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

In addition, without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 8.

Somekh Chaikin

Certified Public Accountants (Isr.)

May 29, 2019

Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

		March 31, 2019	March 31, 2018	December 31, 2018
		(Unaudited)	(Unaudited)	(Audited)
Assets		NIS million	NIS million	NIS million

Cash and cash equivalents		1,265	1,826	890
Investments		1,347	1,390	1,404
Trade receivables		1,760	1,827	1,773
Other receivables		279	306	267
Eurocom DBS, related party		-	25	-
Inventories		102	130	97
Total current assets		4,753	5,504	4,431

Trade and other receivables		511	466	470
Broadcasting rights, net of rights exercised		69	451	60
Right-of-use assets		1,444	1,417	1,504
Fixed assets		6,215	6,782	6,214
Intangible assets		1,923	2,728	1,919
Deferred tax assets	6	1,193	1,027	1,205
Deferred expenses and non-current investments		463	547	462
Investment property	16.1	58	-	58
Total non-current assets		11,876	13,418	11,892
Total assets		16,629	18,922	16,323

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	March 31, 2019	March 31, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million

Debentures, loans and borrowings	1,538	1,609	1,542
Current maturities of liabilities for leases	422	428	445
Trade and other payables	1,845	1,820	1,690
Current tax liabilities	10	43	-
Employee benefits	500	286	581
Provisions	145	103	175
Total current liabilities	4,460	4,289	4,433

Loans and debentures	9,618	10,547	9,637
Liability for leases	1,061	1,006	1,106
Employee benefits	482	272	445
Derivatives and other liabilities	168	258	174
Liabilities for deferred taxes	54	86	56
Provisions	39	39	38
Total non-current liabilities	11,422	12,208	11,456

Total liabilities	15,882	16,497	15,889

Total equity	747	2,425	434
Total liabilities and equity	16,629	18,922	16,323

Shlomo Rodav	Dudu Mizrahi	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

Date of approval of the financial statements: May 29, 2019

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Income

		Three months ended		Year ended
		March 31		December 31
		2019	2018	2018
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS million	NIS million	NIS million

Revenues	10	2,256	2,361	9,321
Costs of activity
General and operating expenses	11	812	841	3,379
Salaries		492	510	1,992
Depreciation, amortization, and impairment losses	5, 3.1	466	525	2,189
Impairment loss	3.1	-	-	1,675
Other operating expenses (income), net	12	(25)	23	634
Total operating expenses		1,745	1,899	9,869

Operating profit (loss)		511	462	(548)
Financing expenses (income)
Financing expenses		113	127	516
Financing income		(14)	(19)	(81)
Financing expenses, net		99	108	435

Profit (loss) after financing expenses, net		412	354	(983)
Share in losses of equity-accounted investees		-	(1)	(3)
Profit (loss) before income tax		412	353	(986)
Income tax		112	93	80
Profit (loss) for the year attributable to shareholders of the Company		300	260	(1,066)
Earnings per share (NIS)
Basic and earnings (loss) per share		0.11	0.09	(0.39)

Condensed Consolidated Interim Statements of Comprehensive Income

	Three months ended		Year ended
	March 31		December 31
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Profit (loss) for the period	300	260	(1,066)
Remeasurement of a defined benefit plan	(2)	-	16
Items of other comprehensive income (net of tax)	15	21	26
Total comprehensive income (loss) for the period	313	281	(1,024)

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Attributable to shareholders of the Company

Three months ended March 31, 2019 (Unaudited)
Balance as at January 1, 2019	3,878	384	390	(59)	(4,159)	434

Profit for the period	-	-	-	-	300	300
Other comprehensive income (loss) for the period, net of tax	-	-	-	15	(2)	13
Total comprehensive income for the period	-	-	-	15	298	313

Balance as at March 31, 2019	3,878	384	390	(44)	(3,861)	747

Three months ended March 31, 2018 (Unaudited)
Balance as at January 1, 2018	3,878	384	390	(85)	(2,423)	2,144

Profit for the period	-	-	-	-	260	260
Other comprehensive income for the period, net of tax	-	-	-	21	-	21
Total comprehensive income for the period	-	-	-	21	260	281

Balance as at March 31, 2018	3,878	384	390	(64)	(2,163)	2,425

Year ended December 31, 2018 (Audited)
Balance as at January 1, 2018	3,878	384	390	(85)	(2,423)	2,144
Loss in 2018	-	-	-	-	(1,066)	(1,066)
Other comprehensive income for the year, net of tax	-	-	-	26	16	42
Total comprehensive income (loss) for 2018	-	-	-	26	(1,050)	(1,024)
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	(686)	(686)
Balance as at December 31, 2018	3,878	384	390	(59)	(4,159)	434

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the period	300	260	(1,066)
Adjustments:
Depreciation, amortization, and impairment losses	466	525	2,189
Impairment loss of assets	-	-	1,675
Capital gain, net	(44)	(1)	(15)
Share in losses of equity-accounted investees	-	1	3
Financing expenses, net	96	111	445
Income tax expenses	112	93	80

Change in trade and other receivables	(28)	74	241
Change in inventory	(9)	(5)	(5)
Change in trade and other payables	9	42	(138)
Change in provisions	(30)	8	81
Change in employee benefits	(46)	7	489
Change in other liabilities	(12)	1	-
Net income tax paid	(49)	(207)	(467)
Net cash from operating activities	765	909	3,512
Cash flow used for investing activities
Purchase of fixed assets	(270)	(273)	(1,216)
Investment in intangible assets and deferred expenses	(103)	(95)	(390)
Investment in bank deposits and securities	(1,111)	(1,170)	(2,338)
Proceeds from bank deposits	1,166	75	1,244
Proceeds from the sale of fixed assets	31	8	160
Receipts on account of sale of the Sakia property	5	-	155
Receipt (payment) of betterment tax for the sale of the Sakia property	5	-	(80)
Permit fees and purchase tax for the Sakia property	-	-	(121)
Miscellaneous	9	4	34
Net cash used in investing activities	(268)	(1,451)	(2,552)
Cash flows used in financing activities
Issue of debentures and receipt of loans	-	320	891
Repayment of debentures and loans	-	-	(1,567)
Payments of principal and interest for leases	(117)	(126)	(422)
Dividends paid	-	-	(686)
Interest paid	(5)	(5)	(421)
Miscellaneous	-	(2)	(46)
Net cash from (used in) financing activities	(122)	187	(2,251)
Increase (decrease) in cash and cash equivalents, net	375	(355)	(1,291)
Cash and cash equivalents at beginning of period	890	2,181	2,181
Cash and cash equivalents at end of period	1,265	1,826	890

The attached notes are an integral part of the condensed consolidated interim financial statements

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

1.	General

1.1	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company as at March 31, 2019 include those of the Company and its subsidiaries (together referred to as “the Group”). The Group is a principal provider of communication services in Israel (see also Note 14 – Segment Reporting).

1.2	Investigations of the Israel Securities Authority and the Police Force

For information about the investigations of the Israel Securities Authority and the Police Force, see Note 1.2 to the Annual Financial Statements.

As set out in Note 1.2.3 to the Annual Statements, the Company does not have full information about the investigations, their content, the materials, and the evidence in the possession of the legal authorities Accordingly, the Company is unable to assess the effects of the investigations, their findings, and their results on the Company, as well as on the financial statements, and on the estimates used in the preparation of these financial statements, if any. Once the constraints on carrying out reviews and controls related to issues that arose in the Investigations are lifted, the review of all matters related to subjects that arose during those Investigations will be completed as required.

2.	Basis of Preparation

2.1	The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2018 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on May 29, 2019.

2.4	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

3.	Reporting Principles and Accounting Policy

The Group’s accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in this section below.

3.1	Presentation of impairment loss of assets

An impairment loss arising from a non-recurring adjustment of forecasts for the coming years is classified as other expenses in the statement of income. However, an impairment loss of assets arising from the continuous adjustment of non-current assets of the Group companies to their fair value, less disposal costs (arising due to the expected negative cash flow and negative operating value of those companies) is classified under the same items as the current expenses for these assets. This classification is more consistent with the presentation method based on the nature of the expense and is more suitable for understanding the Group’s business.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

Accordingly, as from the first quarter of 2019, impairment of the broadcasting rights in DBS and Walla is presented under “operating and general expenses”, while impairment of fixed assets and intangible assets is presented under “depreciation, amortization and impairment” in the statement of income.

3.2	Initial application of new standards

IFRIC 23, Uncertainty Over Income Tax Treatments

As from January 1, 2019, the Group applies the interpretation of IFRIC 23, Uncertainty Over Income Tax Treatments. IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. Application of IFRIC 23 did not have a material effect on the Group’s financial statements.

4.	Group entities

4.1	A detailed description of the Group entities appears in Note 14 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2	See Note 14.1.2 to the Annual Financial Statements for information about the decision of the Company’s Board of Directors on February 13, 2019 to approve the request of each of the subsidiaries Pelephone, Bezeq International, and DBS to apply to the Ministry of Communications for approval to change the corporate structures.

4.3	DBS Satellite Services (1998) Ltd. (“DBS”)

4.3.1	On March 13, 2019, the Company’s Board of Directors approved a resolution of the Board of Directors of DBS to approve a plan for migration from satellite broadcasts to broadcasts over the internet, in a gradual, long-term process that expected to spread over seven years.

4.3.2	As at March 31, 2019, DBS has an equity deficit in the amount of NIS 161 million and a working capital deficit in the amount of NIS 320 million. According to the forecasts of DBS, it expects to continue to accumulate operational losses in the coming years and therefore will be unable to meet its obligations and continue operating as a going concern without the Company’s support.

Further to Note 14.2.3 to the Annual Financial Statements, on February 13, 2019, the Company provided DBS with a credit facility or capital investments in the amount of NIS 250 million, which DBS can withdraw for a period of 15 months from that date.

In March 2019, the Company invested NIS 70 million in accordance with the letter of undertaking as aforesaid.

In May 2019, the Company’s Board of Directors approved an irrevocable undertaking of the Company to DBS to provide a credit facility or a capital investment of NIS 250 million for a period of 15 months, commencing from April 1, 2019 and until June 30, 2020. Insofar as the Company elects to provide credit, the repayment date of the credit will not be earlier than the end of the term of the credit facility. This undertaking will replace the undertaking that was provided in accordance with the resolution of the Board of Directors on February 13, 2019, as aforesaid (and not in addition to).

The management of DBS believes that the financial resources at its disposal, which include the working capital deficit, the credit facility, and the Company’s capital investments, will be adequate for the operations of DBS for the coming year.

4.3.3	See Note 5 below for information about the impairment of assets recognized by DBS in the financial statements as at March 31, 2019.

5.	Impairment

5.1	Further to Note 11.4 to the Annual Financial Statements regarding impairment recognized in 2018 for the multi-channel television cash-generating unit, the valuation as at December 31, 2018 presented a value in use that is significantly lower than the carrying amount of DBS. Based on a review performed by an external assessor as at March 31, 2019 and according to the assessment of the management of DBS, it was found that there were no changes in the projected financial results of DBS, there were no material changes in market expectations, and no regulatory changes were made. Accordingly, in view of the negative value of the operations as determined in the valuation as at December 31, 2018, DBS amortized the non-current assets as at March 31, 2019, up to the net disposal value of these assets.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

5.2	Based on the assessment of the fair value of the non-current assets of DBS, which was performed by an external assessor, the carrying amount of the depreciable assets is NIS 88 million higher than their fair value less disposal costs. Accordingly, in the three months ended March 31, 2019, the Group recognized an impairment loss of NIS 88 million. The impairment loss was attributed to fixed assets, broadcasting rights, and intangible assets, as set out below, and was included in depreciation, amortization, and impairment expenses and in operating and general expenses in the statement of income, as set out in Note 3.1 above.

5.3	Attribution of impairment loss to Group assets:

Impairment
(Unaudited)
NIS million
Broadcasting rights - less rights utilized (the expense was presented under operating and general expenses)	46
Fixed assets (the expense was presented under depreciation and impairment expenses)	27
Intangible assets (the expense was presented under depreciation and impairment expenses)	15
Total impairment recognized	88

For information about the method used by DBS to measure the fair value (Level 3) of the assets, less disposal costs, see Note 11.4 to the Annual Financial Statements.

6.	Income Tax

Further to Note 7.5 to the Annual Financial Statements regarding the deferred tax asset for the losses of DBS, the Company reassessed the basis for continuation of recognition of the tax asset as at the date of the financial statements, and it believes that the utilization of the tax asset is expected.

As part of the discussion of the prospectus, the draft of which was submitted to the Israel Securities Authority (“the ISA”), the Company is holding discussions with the ISA, and it was required to provide clarifications, among other things, on this matter. This process has not yet been completed.

Regarding the petition that the Company filed with the High Court of Justice against the Ministry of Communications to cancel the structural separation in Bezeq Group, the State was due to file its response to the petition (after the postponement it received) by May 30, 2019, however on May 28, 2019, the Company received a draft of the State’s motion for a further postponement to file its response to July 30, 2019. The Company announced its opposition to the motion.

7.	Employee Benefits

On March 14, 2019, DBS signed a collective arrangement with the Histadrut Federation of Labor and the employees’ representatives regarding streamlining and synergy procedures, commencing on June 1, 2019 until December 31, 2021 (“the Arrangement”). According to the arrangement, in the Arrangement years, DBS will be entitled to terminate the employment of up to 325 employees. In addition, according to the Arrangement, DBS may also retrench by not recruiting employees to replace employees whose employment has terminated. Following the Arrangement and the submission of the efficiency plan outline to the employees’ representatives, DBS recognized expenses of NIS 45 million, mainly for termination of employment. The expenses were included under other operating expenses in the statement of income for the three months ended March 31, 2019.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

8.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, among other things, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include adequate provisions of NIS 139 million, where provisions are required to cover the exposure arising from such Legal Claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at March 31, 2019 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 4.8 billion. There is also additional exposure of NIS 4.5 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

The amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 8.4 below.

8.1	Following is a detailed description of the Group’s contingent liabilities as at March 31, 2019, classified into groups with similar characteristics:

Claims group	Nature of the claims	Balance of provisions	Additional exposure	Exposure for claims that cannot yet be assessed
		NIS million
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	115	4,628	644	(1)
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	4	13	3,825	(3)(2)
Claims of employees and former employees of Group companies	Mainly individual lawsuits filed by employees and former employees of the Group, regarding various payments.	-	3	-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes).	20	21	-
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	-	63	9
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	-	68	-
Total legal claims against the Company and subsidiaries		139	4,796	4,478

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

(1)	Including exposure in the amount of NIS 300 million against a subsidiary and against four additional defendants.

(2)	Including exposure of NIS 2 billion for a motion for certification as a class action filed by a shareholder against the Company and officers in the Company, referring to alleged reporting omissions by the Company regarding the wholesale market and the reduction of interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method used to calculate the damage). On August 27, 2018, the court certified the claim as a class action. On October 28, 2018, the Company filed a motion for a rehearing of the certification ruling. Subsequently, the court decided to stay the proceedings until a ruling is made on the motion for a rehearing.

In the hearing on May 22, 2019 of the motion filed by the Company for an additional hearing, the Court proposed sending the case to mediation. The parties are required to respond to the proposal.

(3)	Two motions for certification of a class action amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers in the Group and companies in the group of the Company’s controlling shareholders regarding the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court’s decision, a joint motion is expected to be filed instead of these two motions. The proceedings were delayed until October 31, 2019, in view of the investigation (as described in Note 1.2) and at the request of the Attorney General.

8.2	Further to Note 19.3 to the Annual Financial Statements, regarding a class action filed in the United States against B Communications, Ltd., the controlling shareholder of the Company, and its officers, to which DBS and officers (both past and present) in DBS and in the Company were added, as well as motions filed by the defendants for the dismissal in limine of the motion and the claim, on March 28, 2019, the Company was notified of the ruling of the US court on that date, which accepted the petitions of DBS and of the officers (both past and present) in DBS and in the Company, and dismissed the case in limine due to the absence of jurisdiction against them.

8.3	See Notes 19.2, 19.4, and 19.5 to the Annual Financial Statements regarding additional proceedings against the Group companies and officers.

8.4	Subsequent to the date of the financial statements, a claim was filed against the Group companies without an exact amount. As at the approval date of the financial statements, the chances of the claim cannot yet be assessed. In addition, claims with exposure of NIS 59 million and three claims without a monetary estimate came to an end.

9.	Equity

9.1	Further to Note 22.1 to the Annual Financial Statements regarding the approval of the Board of Directors to convene a general meeting to approve an increase in the Company’s registered share capital, on April 8, 2019, the Board of Directors of the Company resolved to remove the issue of an increase in the registered share capital from the agenda of the general meeting, due to discussions with shareholders and the response to their requests.

9.2	For further information, see Note 22.2.1 to the Annual Financial Statements regarding the resolution of the Board of Directors of the Company on March 27, 2019 to cancel the Company’s dividend distribution policy.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

10.	Revenues

	Three months ended		Year ended
	March 31		December 31
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Domestic fixed-line communication (Bezeq Fixed-Line)
Internet - infrastructure	377	380	1,525
Fixed-line telephony	263	294	1,130
Transmission and data communication	194	196	769
Cloud and digital services	71	62	260
Other services	58	54	199
	963	986	3,883
Cellular telephony - Pelephone
Cellular services and terminal equipment	407	420	1,713
Sale of terminal equipment	162	188	688
	569	608	2,401

Multichannel television - DBS	343	375	1,473

International communications, ISP, and NEP services - Bezeq International	323	339	1,338

Others	58	53	226

	2,256	2,361	9,321

11.	General and Operating Expenses

	Three months ended March 31		Year ended December 31
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Terminal equipment and materials	184	189	737
Interconnectivity and payments to domestic and international operators	189	192	789
Maintenance of buildings and sites	68	71	286
Marketing and general	123	145	555
Consumption and impairment of content (see Note 5.3)	160	156	653
Services and maintenance by sub-contractors	70	71	277
Vehicle maintenance	18	17	82
	812	841	3,379

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

12.	Other Operating Expenses (Income), Net

	Three months ended March 31		Year ended December 31
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Expenses (income) for severance pay in voluntary redundancy	(25)	12	559
Expense for severance due to the efficiency agreement in DBS (see Note 7)	45	-	-
Capital gain (mainly disposal of real estate)	(44)	(1)	(1)
Provision (reversal of provision) for claims	(1)	12	91
Profit from sale of an associate	-	-	(14)
Other revenue	-	-	(1)
	(25)	23	634

13.	Financial instruments

13.1	Fair value

13.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 31.8 to the Annual Financial Statements.

	March 31, 2019		March 31, 2018		December 31, 2018
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million

Loans from banks and institutions (unlinked)	4,275	4,445	4,797	5,051	4,235	4,324
Debentures issued to the public (CPI-linked)	3,476	3,682	4,102	4,343	3,464	3,602
Debentures issued to the public (unlinked)	2,232	2,273	1,662	1,732	2,215	2,214
Debentures issued to financial institutions (CPI-linked)	8	8	13	13	8	8
Debentures issued to financial institutions (unlinked)	205	213	307	327	202	211
	10,196	10,621	10,881	11,466	10,124	10,359

13.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair value are described in Note 31.7 to the Annual Financial Statements.

	March 31, 2019	March 31, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Level 1: Investment in marketable securities at fair value through profit or loss	18	14	18
Level 2: forward contracts	(133)	(189)	(135)
Level 3: contingent consideration for a business combination	-	25	-

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

14.	Segment Reporting

14.1	Operating segments

	Three months ended March 31, 2019 (Unaudited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television*	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	963	569	323	343	58	-	2,256
Inter-segment revenues	80	9	18	-	3	(110)	-
Total revenues	1,043	578	341	343	61	(110)	2,256

Depreciation, amortization, and impairment	207	157	46	78	1	(23)	466

Segment results – operating profit (loss)	531	(10)	34	(59)	1	14	511
Financing expenses	111	3	3	5	-	(9)	113
Financing income	(5)	(16)	(1)	-	-	8	(14)
Total financing expenses (income), net	106	(13)	2	5	-	(1)	99

Segment profit (loss) before income tax	425	3	32	(64)	1	15	412
Income tax	104	1	7	-	-	-	112
Segment results – net profit (loss)	321	2	25	(64)	1	15	300

*	Results of the multi-channel television segment are presented net of the impairment loss set out in Note 5. The impairment loss is presented as part of the adjustments. This is in accordance with the manner in which the Group’s chief operating decision maker evaluates the performance of the segment and makes decisions regarding the allocation of resources to the segment. In addition, see Note 15.3 for condensed selected information from the financial statements of DBS.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

	Three months ended March 31, 2018 (Unaudited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	986	608	338	375	54	-	2,361
Inter-segment revenues	77	11	14	-	3	(105)	-
Total revenues	1,063	619	352	375	57	(105)	2,361

Depreciation and amortization	204	158	43	79	6	35	525

Segment results – operating profit (loss)	473	2	34	(1)	(8)	(38)	462
Financing expenses	127	3	4	11	-	(18)	127
Financing income	(6)	(14)	(1)	(14)	(1)	17	(19)
Total financing expenses (income), net	121	(11)	3	(3)	(1)	(1)	108

Segment profit (loss) after financing expenses, net	352	13	31	2	(7)	(37)	354
Share in losses of associates	-	-	-	-	1	-	1
Segment profit (loss) before income tax	352	13	31	2	(8)	(37)	353
Income tax	89	4	7	1	-	(8)	93
Segment results – net profit (loss)	263	9	24	1	(8)	(29)	260

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

	Year ended December 31, 2018 (Audited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television*	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,883	2,401	1,338	1,473	226	-	9,321
Inter-segment revenues	313	42	53	-	15	(423)	-
Total revenues	4,196	2,443	1,391	1,473	241	(423)	9,321

Depreciation and amortization	850	655	194	323	21	146	2,189

Segment results – operating profit (loss)	1,224	(2)	116	(56)	(36)	(1,794)	(548)
Financing expenses	502	22	16	16	-	(40)	516
Financing income	(32)	(56)	(1)	(27)	-	35	(81)
Total financing expenses (income), net	470	(34)	15	(11)	-	(5)	435

Segment profit (loss) after financing expenses, net	754	32	101	(45)	(36)	(1,789)	(983)
Share in profits (losses) of associates	-	-	1	-	(4)	-	(3)
Segment profit (loss) before income tax	754	32	102	(45)	(40)	(1,789)	(986)
Income tax	187	8	25	3	-	(143)	80
Segment results – net profit (loss)	567	24	77	(48)	(40)	(1,646)	(1,066)

*	Results of the multi-channel television segment are presented net of the impairment loss set out in Note 11.4 to the Annual Financial Statements. The impairment loss is presented as part of the adjustments. In addition, see Note 15.3 for condensed selected information from the financial statements of DBS.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

14.2	Adjustments for segment reporting of profit or loss

	Three months ended March 31		Year ended December 31,
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Operating profit for reporting segments	496	508	1,282
Financing expenses, net	(99)	(108)	(435)
Adjustments for the multi-channel television segment	14	-	-
Loss for operations classified in other categories and other adjustments	1	(8)	(36)
Impairment loss of assets	-	-	(1,638)
Amortization of surplus cost for intangible assets	-	(38)	(156)
Share in losses of associates	-	(1)	(3)
Consolidated profit before income tax	412	353	(986)

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

15.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

In the fourth quarter of 2018, Pelephone, Bezeq International, and DBS decided to change the presentation method in the statement of income to a classification method based on the nature of the expense, similar to the method used in the Group’s reports. The comparative figures for the three months ended March 31, 2018 were reclassified according to the new classification method.

15.1	Pelephone Communications Ltd.

Selected data from the statement of financial position

	March 31, 2019	March 31, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	999	1,020	913
Non-current assets	3,162	3,139	3,211
Total assets	4,161	4,159	4,124
Current liabilities	672	737	619
Long-term liabilities	788	723	806
Total liabilities	1,460	1,460	1,425
Equity	2,701	2,699	2,699
Total liabilities and equity	4,161	4,159	4,124

Selected data from the statement of income

	Three months ended		Year ended
	March 31		December 31
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues from services	417	431	1,755
Revenues from sales of terminal equipment	161	188	688
Total revenues from services and sales	578	619	2,443
Costs of activity
General and operating expenses	337	359	1,402
Wages	94	100	379
Depreciation and amortization	157	158	655
Total operating expenses	588	617	2,436
Other operating expenses, net	-	-	9
Operating profit (loss)	(10)	2	(2)
Finance expenses (income)
Financing expenses	3	3	22
Financing income	(16)	(14)	(56)
Financing income, net	(13)	(11)	(34)

Profit before income tax	3	13	32
Income tax	1	4	8
Profit for the period	2	9	24

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

15.2	Bezeq International Ltd.

Selected data from the statement of financial position

	March 31, 2019	March 31, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	450	537	513
Non-current assets	815	893	831
Total assets	1,265	1,430	1,344
Current liabilities	289	407	345
Long-term liabilities	174	257	222
Total liabilities	463	664	567
Equity	802	766	777
Total liabilities and equity	1,265	1,430	1,344

Selected data from the statement of income

	Three months ended March 31		Year ended December 31,
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues	341	352	1,391
Costs of activity
General and operating expenses	194	189	776
Wages	67	84	297
Depreciation and amortization	46	43	194
Other expenses, net	-	2	8
Total operating expenses	307	318	1,275

Operating profit	34	34	116
Finance expenses (income)
Financing expenses	3	4	16
Financing income	(1)	(1)	(1)
Financing expenses, net	2	3	15
Share in the profits of equity-accounted investees	-	-	1
Profit before income tax	32	31	102
Income tax	7	7	25
Profit for the period	25	24	77

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

15.3	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	March 31, 2019	March 31, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	259	276	220
Non-current assets	291	1,284	286
Total assets	550	1,560	506
Current liabilities	579	615	575
Long-term liabilities	132	174	112
Total liabilities	711	789	687
Capital (capital deficit)	(161)	771	(181)
Total liabilities and equity	550	1,560	506

Selected data from the statement of income

	Three months ended March 31		Year ended December 31,
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues	343	375	1,473
Costs of activity
Operating expenses, general, and impairment	234	237	956
Wages	56	58	233
Depreciation, amortization, and impairment losses	55	79	323
Impairment loss	-	-	1,100
Other operating expenses, net	43	2	17
Total operating expenses	388	376	2,629

Operating loss	(45)	(1)	(1,156)
Financing expenses (income)
Financing expenses	5	10	15
Financing expenses for shareholder loans, net	-	1	1
Financing income	-	(14)	(27)
Financial expenses (income), net	5	(3)	(11)

Profit (loss) before income tax	(50)	2	(1,145)
Income tax expenses	-	1	3
Profit (loss) for the period	(50)	1	(1,148)

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

16.	Material Subsequent Events

16.1	Further to Note 13 to the Annual Financial Statements regarding the Company’s agreement for the sale of a real-estate asset in the Sakia property, on May 5, 2019, the transaction was completed and bank checks in the amount of NIS 377 million (including VAT) were received, representing the entire balance of the consideration for the property. One check of NIS 150 million was designated for immediate payment in full of the betterment levy, without this derogating from and/or impairing the steps taken and/or to be taken by the Company to cancel or reduce this levy. Further to the aforesaid, the Company is expected to recognize a capital gain in its financial statements for the second quarter of 2019.

The capital gain will amount to NIS 250 million if the Company is required to pay the full demands of the Israel Land Authority and the Or Yehuda Local Planning and Building Committee, and NIS 450 million if the Company’s claims in its objections are accepted in full. The Company is assessing the capital gain to be recognized in its financial statements for the second quarter of 2019.

16.2	Further to Note 33.3 to the Annual Financial Statements regarding the resolution of the Company’s Board of Directors on March 27, 2019 to apply for a permit to publish a prospectus for completion, based on the Company’s financial statements as at December 31, 2018, since the discussions with the Israel Securities Authority have not been completed, the application for a permit is for the publication of a prospectus for completion based on the Company’s financial statements as at March 31, 2019.